SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

             Under the Securities Exchange Act of 1934



                 CSG SYSTEMS INTERNATIONAL, INC.
                        (Name of Issuer)



                           Common Stock
                  (Title of Class of Securities)



                            126349 10 9
                          (CUSIP Number)







     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 126349 10 9

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Neal C. Hansen

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)

     / / a
     / / b

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF           (5)  SOLE VOTING POWER        1,606,378
SHARES
BENEFICIALLY        (6)  SHARED VOTING POWER         -0-
OWNED BY
EACH                (7)  SOLE DISPOSITIVE         1,606,378
REPORTING                POWER
PERSON WITH         (8)  SHARED DISPOSITIVE          -0-
                         POWER

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,606,378

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES (SEE INSTRUCTIONS)

     /X/

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.3%

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN




SCHEDULE 13G

Item 1(a)  Name of Issuer:

     CSG Systems International, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

     5251 DTC Parkway
     Suite 625
     Englewood, Colorado  80111

Item 2(a)  Name of Person Filing:

     Neal C. Hansen

Item 2(b)  Address of Principal Office or, if none, Residence:

     5251 DTC Parkway
     Suite 625
     Englewood, Colorado  80111

Item 2(c)  Citizenship:

     United States of America

Item 2(d)  Title of Class of Securities:

     Common Stock

Item 2(e)  CUSIP Number:

     126349 10 9

Item 3  If This Statement Is Filed Pursuant to Rules 13d-1(b) or
13d-2(b):

     Not applicable

Item 4(a)  Amount Beneficially Owned:

     1,606,378* shares as of December 31, 1996

     *Includes 700,000 shares owned by Hansen Partnership, Ltd., of which Neal C. Hansen is the Managing General Partner. Does not include 60,504 shares owned by Olivia Hansen, Neal C. Hansen's wife, as to which Mr. Hansen has neither voting nor dispositive power.

Item 4(b)  Percent of Class:

     6.3%


Item 4(c)  Number of shares as to which reporting person has:

   (i)  sole power to vote or to direct the vote - 1,606,378
  (ii)  shared power to vote or direct the vote - 0
 (iii)  sole power to dispose or direct the disposition of -
        1,606,378
  (iv)  shared power to dispose or direct the disposition of - 0

Item 5  Ownership of Five Percent or Less of a Class:

        Not applicable

Item 6  Ownership of More than Five Percent on Behalf of Another
Person:

        Not applicable

Item 7  Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company:

        Not applicable

Item 8  Identification and Classification of Members of the Group:

        Not applicable

Item 9  Notice of Dissolution of Group:

        Not applicable

Item 10  Certification:

        Not applicable






                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:  January 28, 1997.




                               /s/ Neal C. Hansen
                               Neal C. Hansen